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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

iBOLT – The Magic Ingredient for Chilled Food Manufacturer Uniq plc

Magic Software’s Integration Suite Supports Productivity Improvement Project

Houten, The Netherlands, (January 19, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that it has successfully implemented its iBOLT Business Integration Suite at the UK offices of Uniq plc, a leading pan-European premium chilled convenience food manufacturer. The initial deal, worth over US $250,000, recognized earlier in 2004, is expected to increase as iBOLT is implemented throughout Uniq’s European operations.

This iBOLT implementation enables Uniq plc to send data from six heterogeneous applications into the food manufacturer’s new planning and forecasting system, which then processes and analyzes the data and returns it to Uniq’s main operational system, in order to plan the production volumes within their factories.

Uniq employs 8,700 people and has a turnover of over 1.6 billion dollars. Uniq’s growth through acquisition has resulted in a number of disparate systems including - JBA, SAP, Tropos, IMS and other in-house applications - running on a variety of IBM and Windows platforms. Uniq UK had recently invested in a new planning and forecasting system – Infor - and chose iBOLT, after considering offerings from a number of other industry vendors, as the integration package that would allow data in their disparate systems to be consolidated into a single system that provides total visibility over the entire UK operation.

“We were looking for integration technology that would not only solve our issues in the UK, but one that we could use as a strategic tool to support growth throughout our European operations,” comments Gareth Robson, Group IT Director of Uniq. “The entire project took just four months to complete and a considerable part of the success is attributed to Magic’s customer orientated approach and its ability to be flexible with changes within the integration specification as the project progressed. The ability of iBOLT to manipulate and integrate high volumes of data from our seven UK sites into the new planning and forecasting system was key to its success in helping us improve productivity within our UK operation.”

“iBOLT is the ideal solution for complex integration challenges such as Uniq’s, especially when issues such as diverse systems across multiple  geographical locations exist”, said Regev Yativ, Managing Director Magic EMEA , “The benefits that iBOLT has delivered to Uniq include a comprehensive end-to-end  solution that can be easily scaled up as required. Only iBOLT can deliver such a comprehensive integration project in such a short time frame.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

About Uniq
Uniq is a pan-European chilled foods group, which produces, sells and distributes products for retail grocery chains and food service outlets throughout Europe. Its quality prepared foods include dressed salads; chilled and frozen ready meals; desserts; sandwiches;

sauces, dips & dressings; spreads; and natural, smoked & pickled fish. These can be found either as branded or own-label fare in Europe’s major retailers and on deli-counters,

garage forecourts and airlines.

Employing 9,000 people throughout Europe, Uniq has three operating divisions:

• Northern Europe in Germany, Poland, Benelux and Scandinavia,

• Southern Europe in France, Spain, Portugal and Italy; and

• Uniq Prepared Foods in the UK

Uniq enjoys many market-leading positions across its product ranges. It sells its products in 15 countries and has manufacturing operations in Belgium, Denmark, France, Germany,

the Netherlands, Poland, Spain and the UK.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 19th, 2005